UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2013

Commission File Number: 001-34656

______________________

China Lodging Group, Limited
(Exact name of registrant as specified in its charter)

No. 2266 Hongqiao Road
Changning District
Shanghai 200336
People's Republic of China
(86) 21 6195-2011
(Address of principal executive office)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Lodging Group, Limited
	By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Chief Executive Officer
Date: October 15, 2013

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press Release